SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 2)
_______________________

MRI BUSINESS PROPERTIES FUND, LTD. III
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class
 of Securities)

NONE
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner                  Copy to:
DeForest Capital I Corporation     Mark I. Fisher
100 Jericho Quadrangle             Rosenman & Colin, LLP
Suite 214	                          575 Madison Avenue
Jericho, New York  11735-2717      New York, New York  10022-2585
(516) 822-0022                     (212) 940-8877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the
statement .   ____
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     Page 1 of 5

__________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               DeForest Ventures I L.P.
               I.R.S. I.D. No. 11-3230287
__________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group*

                                                         (a)  _____

                                                         (b)  _____
__________________________________________________________________
3.  SEC Use Only



__________________________________________________________________
4.  Sources of Funds*


__________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                              _____
__________________________________________________________________
6.	Citizenship or Place of Organization

         Delaware
__________________________________________________________________
Number         7.  Sole Voting Power            - 0 -
of                 ______________________________________________
Shares         8.  Shared Voting Power          - 0 -
Beneficially       ______________________________________________
Owned by Each  9.  Sole Dispositive Power       - 0 -
Reporting          ______________________________________________
Person With   10.  Shared Dispositive Power     - 0 -
__________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     None

__________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                               ____
__________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     Zero

__________________________________________________________________
14.  Type of Reporting Person*

     PN
__________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 amends certain information contained in the final amendment to Schedule 14D-1, filed by DeForest Ventures I L.P. ("DeForest") on November 30, 1994 with respect to units of limited partnership interest (the "Units") in MRI Business Properties Fund, Ltd. III ("Issuer"), as amended on July 10, 1995, the filing of which, pursuant to Instruction F of Schedule 14D-1, also satisfied DeForest's reporting obligations under
Section 13(d) of the Act, and constituted the filing by DeForest on Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     The answer to Item 5 is amended to read as follows:

     (a)  On January 19, 1996, DeForest sold all of its Units to
MRI/CPF L.L.C. in a single transaction.

     (b) As result of the sale of the Units, DeForest no longer owns any interest in Issuer nor does it have any right, whether sole or shared, to vote or direct the vote, or dispose or direct the disposition, of any Units.

     (c)  On January 19, 1996, DeForest sold 27,527 Units for
$730,566.58, in the aggregate.

                            Signatures

     After due inquiry and to the best of my knowledge and

belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 19, 1996

                           DEFOREST VENTURES I L.P.

                           By:  DeForest Capital I Corporation,
                                its General Partner

                                By:   /s/ Michael L. Ashner
                                     Name:   Michael L. Ashner
                                     Title:  President


(..continued)